Exhibit (d)(13)

INVESTMENT SUBADVISORY AGREEMENT

Agreement made as of this 1st day of May 2006, among MetLife Investment Funds, Inc., a Maryland corporation (the “Series Fund”), MetLife Investment Funds Management LLC, a New Jersey limited liability company (the “Manager”), and Wellington Management Company LLP, a Massachusetts limited liability partnership (the “Subadviser”).

WHEREAS, MetLife Investment Funds Management LLC has entered into a management agreement (the “Management Agreement”) with the Series Fund, a diversified open-end management investment company registered under the Investment Company Act of 1940 (the “1940 Act”), pursuant to which MetLife Investment Funds Management LLC will act as Manager of the Series Fund; and

WHEREAS, the Series Fund is currently divided into four separate series or Funds, each of which is established pursuant to a resolution of the Board of Directors of the Series Fund, and the Series Fund may in the future add additional Funds; and

WHEREAS, the Manager has the responsibility of evaluating, recommending, and supervising investment advisers to each Fund and, in connection therewith, desires to retain the Subadviser to provide investment advisory services to the MetLife Investment Diversified Bond Fund (the “Fund”), the Series Fund has the responsibility of compensating the investment advisers to each Fund and desires to retain the Subadviser to provide investment advisory services to the Fund, and the Subadviser is willing to render such investment advisory services.

NOW, THEREFORE, the parties agree as follows:

1. (a) Subject to the supervision of the Manager and of the Board of Directors of the Series Fund, the Subadviser shall manage the investment operations of the assets of the Fund allocated by the Manager to the Subadviser (such assets referred to as the “Allocated Assets”), including the purchase, retention and disposition of portfolio investments, in accordance with the Fund’s investment objectives, policies and restrictions as stated in the Prospectus of the Fund (such Prospectus and Statement of Additional Information as currently in effect and as amended or supplemented from time to time, being herein called the “Prospectus”) and subject to the following understandings:

(i) The Subadviser shall consult periodically with the Manager, and they shall agree upon the current investment strategy for the Allocated Assets in the light of anticipated cash flows.

(ii) The Subadviser shall provide supervision of the Allocated Assets’ investments and determine from time to time what securities, options, futures contracts, and other investments included in the Allocated Assets will be purchased, retained, or sold by the Fund, and what portion of the Allocated Assets will be invested or held uninvested as cash or short-term investments.

(iii) In the performance of its duties and obligations under this Agreement, the Subadviser shall act in conformity with the Articles of Incorporation, By-Laws, and Prospectus of the Series Fund and with the instructions and directions of the Manager and of the Board of Directors of the Series Fund, and will conform to and comply with the applicable requirements of the 1940 Act, the Investment Advisers Act of 1940, the asset diversification provisions of the Internal Revenue Code of 1986, and all other applicable federal laws and regulations, including, the diversification provisions of the Code applicable to “regulated investment companies” (as defined in Section 851 of the Code) and “segregated asset accounts” (as defined in Section 817 of the Code), all as from time to time in effect. If the Fund inadvertently fails the diversification requirements of Section 817(h) of the Code, the Subadviser shall assist the Manager in the preparation of any request for relief or argument to the Commission of the Internal Revenue Service pursuant to Treas. Reg. Section 1-817-5(c)(2) and Revenue Procedure 92-95 (or its successor).

(iv) The Subadviser will place orders for the securities, options, futures contracts, and other investments to be purchased or sold as part of the Allocated Assets with or through such persons, brokers, dealers, or futures commission merchants (including but not limited to persons affiliated with the Manager or Subadviser) as the Subadviser may select in order to carry out its policy with respect to brokerage transactions. In providing the Fund with investment advice and management, the Subadviser will give primary consideration to securing the most favorable price and efficient execution. Within the framework of this policy, the Subadviser may consider such factors as the price of the security, the rate of the commission, the size and difficulty of the order, the reliability, integrity, financial condition, general execution and operational capabilities of competing broker-dealers and futures commission merchants, and the brokerage and research services they provide to the Subadviser or the Fund. The parties agree that it is desirable for the Fund that the Subadviser have access to supplemental investment and market research and security and economic analysis that certain brokers or futures commission merchants are able to provide. The parties further agree that brokers and futures commission merchants that provide such research and analysis may execute brokerage transactions at a higher cost to the Fund than would result if orders to execute such transactions had been placed with other brokers on the sole basis of ability to obtain the most favorable price and efficient execution. Therefore, notwithstanding the second sentence of this paragraph 1(a)(iv), the Subadviser is authorized to place orders for the purchase and sale of securities, options, futures contracts, and other investments for the Fund with brokers or futures commission merchants who provide the Subadviser with such research and analysis, subject to review by the Manager and the Series Fund’s Board of Directors from time to time with respect to the extent and continuation of this practice. The Series Fund and the Manager acknowledge that the services provided by such brokers or futures commission merchants may be useful to the Subadviser in connection with the Subadviser’s services to other clients.

When the Subadviser deems the purchase or sale of a security, option, futures contract, or other investment to be in the best interest of the Fund as well as other clients of the Subadviser, the Subadviser, to the extent permitted by applicable laws and regulations, may, but shall be under no obligation to, aggregate the securities, options, futures contracts, or other investments to be sold or purchased in order to obtain the most favorable price or lower brokerage commissions and efficient execution and to allocate the shares purchased or sold among the Series Fund and the Subadviser’s other clients on a fair and nondiscriminatory basis, in a manner consistent with the Subadviser’s fiduciary obligations to the Fund and to such other clients.

(v) The Subadviser shall maintain all books and records with respect to the portfolio transactions of the Allocated Assets required by subparagraphs (b)(5), (6), (7), (9), (10) and (11) and paragraph (f) of Rule 31a-1 under the 1940 Act and by Rule 17e-1(c)(2) under the 1940 Act. The Subadviser shall provide to the Series Fund and the Manager such reports and information as may be reasonably requested by the Series Fund, its Board of Directors or the Manager, including information requested with respect to the periodic review of this Agreement by the Board of Directors of the Series Fund under Section 15 of the 1940 Act. The Subadviser shall furnish the Manager and any administrator daily, weekly, monthly, quarterly and/or annual reports concerning portfolio transactions and the investment performance of the Fund in such form as may be mutually agreed upon, and agrees to review the Fund and discuss the management of the Fund with representatives or agents of the Manager, any administrator or the Series Fund at their reasonable request. The Subadviser shall, as part of a complete portfolio compliance testing program, perform quarterly diversification testing under Section 817 (h) of the Code. However, the Manager agrees that the official testing for the Fund’s compliance with the Internal Revenue Code of 1986 shall be performed by the Manager or by the Fund’s custodian. The Subadviser shall provide timely notice each calendar quarter if, in accordance with its records, such diversification with respect to its allocated portion was not satisfied. The Manager agrees that in the event that the Fund was not in compliance with Section 817(h) or Section 851 of the Code that it will instruct the Subadviser on the corrections that it should take within 30 days of the end of the calendar quarter. The Subadviser shall also provide the Manager, any administrator or the Series Fund with such other information and reports as may reasonably be requested by the Manager, any administrator or the Series Fund from time to time, including without limitation (i) all material as reasonably may be requested by the Directors of the Series Fund pursuant to Section 15(c) of the 1940 Act; (ii) monthly or quarterly compliance checklists in the form prescribed by the Manager; and (iii) such periodic reports as may be required by the Series Fund’s or the Manager’s compliance program under Rule 38a-1 under the 1940 Act. The Subadviser shall inform the Manager (which may also be provided to the Fund’s Board of Directors) of all material comments that are directly related to the Fund and the services provided under this Agreement received by the Subadviser from the SEC following routine or special SEC examinations or inspections.

(vi) The Subadviser shall provide the Series Fund’s custodian on each business day with information relating to all transactions concerning the Allocated Assets and shall provide the Manager with such information upon request of the Manager.

(vii) The Subadviser shall be responsible for providing to the Manager (and, at the direction of the Manager, to any other service provider of the Fund) its reasonable and good faith fair valuations for any securities in the Fund for which current market quotations are not readily available or reliable based on the Subadviser’s Pricing Policy and Procedures. The Valuation Committee of the Series Fund then shall make final reasonable and good faith fair valuations for any securities in the Fund for which current market quotations are not readily available or reliable. The Subadviser may provide the Valuation Committee, at their request, its fair value recommendation for any such security.

(viii) The investment management services provided by the Subadviser hereunder are not exclusive, and the Subadviser shall be free to render similar services to others.

(ix) Absent specific instructions to the contrary provided to it by the Manager, and subject to the Subadviser’s receipt of all necessary voting materials, the Subadviser shall vote all proxies with respect to investments of the allocated assets in accordance with the Subadviser’s proxy voting policy as most recently provided to the Manager. The Subadviser shall maintain records relating to the proxy votes and shall provide such records to the Manager in a timely manner and in such format so that the Series Fund can meet its obligations to file Form N-PX, (or any successor Form, law, rule, regulation or staff position) with the Securities and Exchange Commission.

(x) Notwithstanding anything else to the contrary in this Agreement, the Subadviser shall not file claims or take any related actions on behalf of the Fund in regards to class action settlements related to securities currently or previously held in the Fund nor shall the Subadviser assist the Custodian or any other party responsible for filing such claims in the evaluation, pursuit or settlement of such claims.

(xi) The Subadviser shall not consult with any other subadviser for the Fund (or with any other subadviser for any fund of the Series Fund) concerning transactions of the Fund in securities or other assets.

(xiii) The Subadviser’s responsibility in providing advice to the Fund is limited to providing advice with respect to the Allocated Assets.

(b) Services to be furnished by the Subadviser under this Agreement may be furnished through the medium of any directors, officers, or employees of the Subadviser or its affiliates.

(c) The Subadviser shall keep the books and records with respect to the

Allocated Assets required to be maintained by the Subadviser pursuant to paragraph 1(a)(v) hereof and shall timely furnish to the Manager or the Series Fund’s custodian all information relating to the Subadviser’s services hereunder needed to keep the other books and records of the Fund required by Rules 17e-1(c)(2) and 31a-1 (and any successor or additional provision) under the 1940 Act. The Subadviser also agrees upon request of the Manager or the Series Fund, promptly to surrender the books and records to the requester or make the books and records available for inspection by representatives of regulatory authorities. The Subadviser shall permit all books and records with respect to the Fund to be inspected and audited by the Manager and any administrator at all reasonable times during normal business hours, upon reasonable notice. The Subadviser further agrees to maintain and preserve the Fund’s books and records in accordance with the 1940 Act and rules thereunder.

(d) The Subadviser agrees to maintain procedures adequate to ensure its compliance with the 1940 Act, the Investment Advisers Act of 1940, and other applicable federal securities laws insofar as they relate to the services provided by the Subadviser pursuant to this agreement and to the extent that such activities or services are within the Subadviser’s control. The Subadviser represents, warrants and agrees that the Subadviser will have adopted and implemented, and throughout the term of this Agreement will maintain in effect and implement, policies and procedures reasonably designed to prevent violations by the Subadviser, and its supervised persons, and, to the extent the activities of the Subadviser could affect the Fund, by the Fund, of “federal securities laws” (as defined in Rule 38a-1 under the 1940 Act) insofar as they relate to the services provided by the Subadviser pursuant to this agreement and to the extent that such activities or services are within the Subadviser’s control. The Subadviser further represents that it has provided the Series Fund with true and complete copies of the policies and procedures (or summaries thereof) of the Subadviser and related information requested by the Series Fund. The Subadviser agrees to cooperate with periodic reviews by the Series Fund’s compliance personnel of the Subadviser’s policies and procedures, their operation and implementation and other compliance matters and to provide to the Series Fund from time to time such additional information and certifications in respect of the policies and procedures of the Subadviser, compliance by the Subadviser with federal securities laws and related matters as the Series Fund’s compliance personnel may reasonably request. The Subadviser agrees to promptly notify the Manager of any “material compliance matters” (as defined in Rule 38a-1) that affect the Fund.

(e) The Subadviser shall furnish to the Manager, upon the Manager’s reasonable request, copies of all records prepared in connection with (i) the performance of this Agreement and (ii) the maintenance of compliance procedures pursuant to paragraph 1(d) hereof.

(f) The Subadviser agrees to provide, upon reasonable request of the Manager or the Series Fund, information regarding the Subadviser, including but not limited to background information about the Subadviser and its personnel and performance data, for use in connection with efforts to promote the Series Fund and the registration and sale of its shares.

2. The Manager shall continue to have responsibility for all services to be provided to the Fund pursuant to the Management Agreement and shall oversee and review the Subadviser’s performance of its duties under this Agreement.

3. The Series Fund shall pay the Subadviser, for the services provided and the expenses assumed pursuant to this Subadvisory Agreement, a fee at an annual rate of 0.35% of the average daily Net Allocated Assets up to and including $50 million, plus a fee at an annual rate of 0.30% of the average daily Net Allocated Assets up to and including $100 million, plus a fee at an annual rate of 0.15% of the average daily Net Allocated Assets in excess of $100 million. The term “Net Allocated Assets” means the Allocated Assets less related liabilities as determined by the Manager or its designee. This fee will be computed daily and paid monthly.

4. The Subadviser shall not be liable for any loss suffered by the Series Fund or the Manager as a result of any act or omission of the Subadviser in connection with the matters to which this Agreement relates, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services (in which case any award of damages shall be limited to the period and the amount set forth in Section 36(b)(3) of the 1940 Act) or loss resulting from willful misfeasance, bad faith or gross negligence on the Subadviser’s part in the performance of its duties or from its reckless disregard of its obligations and duties under this Agreement. The Series Fund shall indemnify the Subadviser and hold it harmless from all loss, cost, damage and expense, including reasonable expenses for legal counsel, incurred by the Subadviser resulting from actions from which it is relieved of responsibility by this paragraph. The Subadviser shall indemnify the Series Fund and the Manager and hold them harmless from all loss, cost, damage and expense, including reasonable expenses for legal counsel, incurred by the Series Fund and the Manager resulting from actions from which the Subadviser is not relieved of responsibility by this paragraph.

5. This Agreement shall continue in effect for a period of more than two years from the date hereof only so long as such continuance is specifically approved at least annually in conformity with the requirements of the 1940 Act; provided, however, that this Agreement may be terminated by the Fund at any time, without the payment of any penalty, by the Board of Directors of the Series Fund or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund, or by the Manager or the Subadviser at any time, without the payment of any penalty, on not more than 60 days’ nor less than 30 days’ written notice to the other party. This Agreement shall terminate automatically in the event of its assignment (as defined in the 1940 Act) or upon the termination of the Management Agreement.

6. Nothing in this Agreement shall limit or restrict the right of any of the Subadviser’s directors, officers, or employees to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any business, whether of a similar or dissimilar nature, nor limit the Subadviser’s right to engage in any other business or to render services of any kind to any other corporation, firm, individual, or association.

7. During the term of this Agreement, the Manager agrees to furnish the Subadviser at its principal office all prospectuses, proxy statements, reports to shareholders, sales literature or other material prepared for distribution to shareholders of the Fund or the public, which refer to the Subadviser in any way, prior to use thereof and not to use material if the Subadviser reasonably objects in writing five business days (or such other time as may be mutually agreed)

after receipt thereof. Such materials may be furnished to the Subadviser hereunder by first class mail, overnight delivery, facsimile transmission, electronic transmission, or hand delivery.

8. This Agreement may be amended by mutual consent, but the consent of the Series Fund must be obtained in conformity with the requirements of the 1940 Act.

9. Except as otherwise specifically provided in this Agreement, any notice or other communication required to be given pursuant to this Agreement shall be deemed duly given if delivered or mailed by certified or registered mail, return receipt requested and postage prepaid, (1) to the MetLife Investment Funds, Inc. at 501 Boylston Street, Boston, MA 02116, Attention: Secretary; (2) to MetLife Investment Funds Management LLC at 501 Boylston Street, Boston, MA 02116, Attention: Secretary; (3) to Wellington Management Company, LLP at 75 State Street, Boston, MA 02109 Attention: Legal Services.

10. This Agreement shall be governed by the laws of the State of Massachusetts without regard to its conflicts of law principles.

11. This Agreement may be executed in two or more counterparts, which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

METLIFE INVESTMENT FUNDS, INC.

By:	/s/ Alan C. Leland
Alan C. Leland
President

METLIFE INVESTMENT FUNDS MANAGEMENT LLC

By:	/s/ Hugh C. McHaffie
Hugh C. McHaffie
President

WELLINGTON MANAGEMENT COMPANY, LLP

By:	/s/ Pamela Dippel
Pamela Dippel
Senior Vice President